EXHIBIT 12
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Six Months Ended December 31
Amounts in millions, except ratio amounts	2016	2015	2014	2013	2012	2016	2015
EARNINGS, AS DEFINED
Earnings from operations before income taxes after eliminating undistributed earnings of equity method investees	$13,356	$11,009	$13,492	$13,499	$11,970	$6,992	$7,484
Fixed charges (excluding capitalized interest)	778	842	928	900	1,000	346	387
TOTAL EARNINGS, AS DEFINED	$14,134	$11,851	$14,420	$14,399	$12,970	$7,338	$7,871

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$634	$693	$789	$755	$844	$280	$313
1/3 of rental expense	144	166	174	171	176	66	76
TOTAL FIXED CHARGES, AS DEFINED	$778	$859	$963	$926	$1,020	$346	$389

RATIO OF EARNINGS TO FIXED CHARGES	18.2x	13.8x	15.0x	15.5x	12.7x	21.2x	20.2x